CERTIFICATE OF QUALIFIED PERSON

To Accompany the Technical Report entitled: **Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada**
Effective Date: November 15, 2014.

I, Scott Smith, residing in Vernon, British Columbia do hereby certify that:

1) I am an Alternate Mine Manager – Mine Superintendent for Pretivm Resources, headquartered at 1600-570 Granville Street, Vancouver, BC, V6C 3P1
2) I graduated with a Bachelor of Science degree in Engineering from Dalhousie University in 1996. I have practiced my profession for the past sixteen years.
3) I am a Registered member of the Association of Professional Engineers and Geoscientists of British Columbia, Member # 27716.
4) I was acting Mine Manager of the KHSD property from March, 2010 to October, 2013.
5) I am responsible for the Silver King Historical Resource in Section 6.0 of the Technical Report.
6) I had not had any prior involvement with the project prior to my employment with Alexco, beginning March 2010.
7) I have read National Instrument 43-101 and the definition of "Qualified Person" set out in the Instrument and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101. Further, I have read this Technical Report, and certify that it has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
8) That, as of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Vernon, BC
December 10, 2014

"Signed and Sealed"

Scott Smith, PEng

PROFESSIONAL
PROVINCE OF
S. A. SMITH
#27716
BRITISH COLUMBIA
ENGINEER